ALTAIR INTERNATIONAL INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 MAY 14 AM 10: 50

April 29, 2002

02034140

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-1770 - Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the change in the date of the Annual and Special Meeting of Shareholders of the Corporation from **June 14th, 2002 to June 12th, 2002**, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR INTERNATIONAL INC.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

CDS INC. Notice of Record & Meeting Dates

New [ ] Change [X]

Issuer Name (maximum 30 characters)

English: ALTAIR INTERNATIONAL INC.

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5

Telephone: 416-361-0737

Contact Name: J. Allan Ringler

Transfer Agent	FINS: T887	Name Equity Transfer Services Inc.	Telephone: 416-361-0152

Address: 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3

Contact Name: Lori Winchester

Proxy Type	Meeting Type		Material Distribution Type		yyyy	mm	dd
[X] Management	[X] Annual	[X] Special	[ ] Form C holders only	Record Date	2002	05	07
[ ] Dissenting	[ ] General	[ ] Extraordinary	[X] All holders	Meeting Date	2002	06	12
				Material Mail Date	2002	05	15

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 892971631RT

[1] # of publications at $91.50 per publication	$ 91.50	
Plus 7% GST	$ 6.41	CDS INC.'s QST Registration Number 1018767224
or 15% HST (*Nfld, NS, NB residents only*)	$	
Subtotal	$ 97.91	
Plus 7.5% QST (*Quebec residents only*)	$	
Total payment enclosed	$ 97.91	Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
02136W-10-2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler — Title

[signature] — Signature

April 29, 2002 — Date

DOC166 (11/2001) front